UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MILLENNIA, INC.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 60036M 20 2
(CUSIP Number) Kevin B. Halter, Jr. 2591 Dallas Parkway, Suite 102. Frisco, Texas 75034 (469) 633-0101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60036M202	Page 2 of 6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin B. Halter, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,831,082
	9	SOLE DISPOSITIVE POWER 14,831,082
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,831,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
Filed Pursuant to Rule 13d-1

ITEM 1.     Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Millennia, Inc., a Nevada corporation (the “Issuer”) and is being filed by Kevin B. Halter, Jr. (the “Reporting Person”). The Issuer’s principal executive offices are located at 1126 Whispering Oaks, DeSoto. Texas 75115.

ITEM 2.     Identity and Background.

(a)	Name. The name of the Reporting Person is Kevin B. Halter, Jr.

(b)	Business Address. The business address for the Reporting Person is 2591 Dallas Parkway, Suite 102, Frisco. Texas 75034.

(c)	Occupation and Employment. The Reporting Person is an investor.

(d) and (e)
Proceedings.  During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). On March 3, 2011 in Administrative Proceeding File No. 3-14285, In the Matter of Securities Transfer Corporation and Kevin Halter, Jr., an agreed order was entered censuring STC and requiring STC to retain a consultant to review all internal systems and recommend procedures to safeguard the funds and securities of its customers on deposit and to submit to continuing oversight review by such consultant.  STC was fined $10,000, and Kevin Halter, Jr. was suspended for three months from associating in a supervisory capacity with a transfer agent, broker-dealer or investment advisor.  Such order arose from a situation in which a former financial officer of STC commingled funds of STC and of its clients.

(f)	Citizenship. The Reporting Person is a Texas resident and citizen of the United States.

ITEM 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 14,831,081 shares (the “Shares”) of the Issuer’s Common Stock, which he acquired June 23, 2011, from Pam J. halter for nominal consideration. Pam J. Halter is the Reporting Person’s step-mother.

ITEM 4.     Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes.  The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
•
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Agreement;

•	any material change in the present capitalization or dividend policy of the Issuer;
•
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.     Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 14,831,082 shares of Common Stock of the Issuer, representing approximately 29.7% of the class.

(b)	Power to Vote and Dispose. The Reporting Person has sole dispositive power over the shares identified in response to Item 5(a) above. Voting power is subject to the proxy described in Item 6.

(c)
Transactions Within the Past 60 Days.  The Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.     Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has granted to Nathan Halsey an irrevocable proxy to vote the shares.  Such proxy was granted in connection with a transaction by which Bon Amour International, LLC acquired approximately 41% of the outstanding common stock of the Issuer. Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to any other contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     Material to be Filed as Exhibits.

None.

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  June 24, 2011

/s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr.

Attention:  Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001).